UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

PROLOR Biotech, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

607826104

(CUSIP Number)

Shai Novik
3 Sapir Street
Weizmann Science Park
Nes-Ziona, Israel 74140
(866) 644-7811

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 607826104

1.	Names of Reporting Persons. Shai Novik

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,254,721 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,254,721 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,254,721 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.16%

14.	Type of Reporting Person (See Instructions) IN

(1) Includes options to purchase an aggregate of 1,077,406 shares of common stock that are exercisable within 60 days of the date of this Amendment No. 1 to Schedule 13D.

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D is filed by Shai Novik (the “Reporting Person”), with respect to common stock, $.00001 par value (the “Common Stock”) of PROLOR Biotech, Inc., a Nevada corporation (the “Issuer”), and amends the Schedule 13D originally filed by the Reporting Person on February 18, 2009 (as amended, the “Schedule 13D”).  The Issuer’s principal executive offices are located at 3 Sapir Street, Weizmann Science Park, Nes-Ziona, Israel 74140.

Item 2.	Identity and Background

The Reporting Person’s name is Shai Novik, and his principal business address is 3 Sapir Street, Weizmann Science Park, Nes-Ziona, Israel 74140. The Reporting Person’s principal occupation is President of the Issuer.  The Reporting Person is also a director of the Issuer.

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

The Reporting Person is a citizen of Israel.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired 1,177,315 shares of Common Stock from the Issuer in exchange for 689,920 shares of common stock, $.001 par value, of Modigene Inc., a Delaware corporation (“Modigene Delaware”) in connection with the Issuer’s acquisition of Modigene Delaware on May 9, 2007.  All 1,177,315 shares of Common Stock beneficially owned by the Reporting Person are held of record by ESOP Management & Trust Services Ltd. for the benefit of the Reporting Person.

Of the shares of Common Stock that are deemed to be beneficially owned by the Reporting Person as of the date of this statement, options to purchase an aggregate of 460,741 shares of Common stock were granted under Modigene Delaware’s 2005 Stock Incentive Plan (which was assumed by the Issuer upon its acquisition of Modigene Delaware), and options to purchase an aggregate of 616,665 shares of the Issuer’s Common Stock were granted under the Issuer’s 2007 Equity Incentive Plan (collectively, the “Equity Incentive Plans”).  Payment of the option price for options granted under the Equity Incentive Plans may be by cash or, subject to limitations imposed by applicable law, by such means as the committee administering the Equity Incentive Plans may from time to time permit, which may include payment by shares of Common Stock of the Issuer (or any combination of methods permitted by the Committee).  The Reporting Person must pay the option price (and any withholding tax due) at the time of exercise.

Item 4.	Purpose of Transaction

The Reporting Person acquired the securities of the Issuer for investment purposes and pursuant to compensatory awards, the purpose of which compensatory awards was for his recruitment and retention as the President of the Issuer, and to align his interests with those of the Issuer’s stockholders.

The Reporting Person holds options to purchase an aggregate of 1,660,740 shares of Common Stock (1,077,406 of which are deemed to be beneficially owned by the Reporting Person on the date of this Amendment No. 1 to Schedule 13D, as reported in Item 5), all of which were granted pursuant to the Equity Incentive Plans.  The Issuer may in the future grant options, restricted stock or other equity awards to the Reporting Person under its Equity Incentive Plans.

The Reporting Person has no present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The Reporting Person is the beneficial owner of 2,254,721 shares of Common Stock, which includes vested and unexercised options to purchase 819,072 shares of Common Stock, and options to purchase 33,333 shares of Common Stock that vest on February 4, 2010, and options to purchase 225,000 shares of Common Stock that vest on March 1, 2010.  The Reporting Person is the beneficial owner of 6.16% of the Issuer’s Common Stock. The percentage of beneficial ownership is based upon 36,626,423 shares of Common Stock (which includes 35,549,017 shares of Common Stock issued and outstanding as of November 13, 2009, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2009, and 1,077,406 shares of Common Stock that would be issued to the Reporting Person upon the exercise of all options held by the Reporting Person that are currently vested or that vest within 60 days).

The Reporting Person has not engaged in any transaction involving any of the securities of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for options that may be granted to the Reporting Person under the Equity Incentive Plans as described in Item 4 above, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2010	/s/ Shai Novik
Shai Novik